AMEX, TSX Symbol: NG
News Release

NovaGold and Coast Mountain Power Corp Reach Agreement

May 26, 2006 - Vancouver

Highlights

  NovaGold reaches agreement to acquire Coast Mountain Power.
  NovaGold increases offer for the “green power” company by 10% to C$2.20 per share payable in NovaGold shares.
  Coast Mountain Board of Directors recommends voting in favour at special meeting.
  Coast Mountain financial advisor provides fairness opinion on the offer.

NovaGold Resources Inc. (AMEX/TSX: NG) and Coast Mountain Power Corp. (TSX-V:MW) are pleased to announce that they have entered into a definitive agreement for NovaGold to acquire all of the outstanding common shares and stock options of Coast Mountain by way of a mutually agreed Plan of Arrangement. Under the Plan, shares of Coast Mountain will be exchanged for NovaGold shares at a ratio valued at C$2.20 per Coast Mountain share. This is a significant premium to the trading price of Coast Mountain shares prior to NovaGold’s original announcement on April 13, 2006, and represents a total transaction value of approximately C$45 million. In view of the Plan of Arrangement, NovaGold will not be proceeding with the unsolicited takeover bid announced on April 13, 2006.

Rick Van Nieuwenhuyse, CEO of NovaGold, stated, “We are pleased that we have been able to reach agreement with Coast Mountain Power to complete the acquisition of all Coast Mountain’s outstanding shares. This new agreement provides NovaGold with significant additional assurances and facilitates the orderly integration of the operations of Coast Mountain Power with NovaGold following completion of the transaction. The development synergies with NovaGold’s Galore Creek copper-gold project and Coast Mountain’s approved hydroelectric plant and power transmission line will add significant value to both assets.”

The Plan of Arrangement transaction has been approved by the board of directors of Coast Mountain following consideration and recommendation of the transaction by a special independent committee of the board. Capital West Partners, the financial advisor to the special independent committee, has advised the board of directors of Coast Mountain that the proposed transaction is fair to shareholders of Coast Mountain from a financial point of view. In addition, shareholders of Coast Mountain, including 4 of its directors, holding approximately 32% of the outstanding common shares of Coast Mountain have entered into agreements to support and vote in favor of the transaction.

The transaction will require approval by 66²/3% of the votes cast by Coast Mountain shareholders at a special meeting of shareholders to be held on or before July 31, 2006. The board of directors of Coast Mountain is recommending that Coast Mountain shareholders vote in favour of the transaction. Coast Mountain will be preparing and sending to its shareholders a notice of meeting and information circular containing additional details concerning the transaction. Coast Mountain shareholders will receive NovaGold common shares having a value of C$2.20 for each Coast Mountain common share based upon the weighted average trading price of the NovaGold common shares on the Toronto Stock Exchange over the ten consecutive trading days ending three business days prior to the effective date of the Arrangement.

The transaction is also subject to court and regulatory approvals and to certain other conditions including certain waivers and contract modifications from BC Hydro. Under the agreement, Coast Mountain has agreed not to solicit competing transactions and the data room previously set up by Coast Mountain has been closed. Coast Mountain has agreed to pay a termination fee of C$1.5 million to NovaGold in certain circumstances including in the event the agreement is terminated by Coast Mountain to accept a superior proposal from another prospective bidder.

NovaGold has agreed to purchase a C$1 million secured debenture of Coast Mountain to fund mutually agreed upon costs related to Forrest Kerr’s ongoing development prior to completion of the transaction. The debenture will bear interest at a rate of 12% per annum and be due and payable on the earlier of the occurrence of an event of default or six months following any termination of the Agreement. The debenture may be converted, at NovaGold’s option, into common shares of Coast Mountain in certain circumstances.

Coast Mountain is a green power company with hydro-electric projects located near NovaGold’s Galore Creek copper-gold project in Northwestern British Columbia. Coast Mountain’s largest asset is the Forrest Kerr run-of-river hydroelectric project which is designed to generate and transmit up to 115 MW of electricity into the BC Hydroelectric grid. Forrest Kerr qualifies as a “green power” project under BC Hydro’s Green Power Initiative designed to encourage the development of renewable, low-impact and socially responsible power generation in the Province of British Columbia. The project has received all critical approvals and permits necessary for construction of the hydroelectric plant and power transmission lines to connect to the BC Hydro grid. NovaGold management believes that there are significant development synergies with the Galore Creek project which will add value to both assets over time.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227

Greg Johnson, Vice President	Don MacDonald, CA,
Corporate Communications and Strategic Development	Senior Vice President & CFO
E-mail: Greg.Johnson@novagold.net	E-mail: Don.MacDonald@NovaGold.net

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in the Company’s most recent Annual Information Form filed with Canadian securities regulators. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Press Release are qualified by this cautionary statement.